Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Silverstein Steven B.	2. Issuer Name and Ticker or Trading Symbol Linens ’n Things, Inc. (“LIN”)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) President (up to 2/7/03)
(Last) (First) (Middle) c/o Linens ’n Things, Inc. 6 Brighton Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year January 4, 2003 (fiscal year end 2002)
(Street) Clifton New Jersey 07015		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year(Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, par value $0.01 per share							33,273	D
							5,693	D(1)
							5,694	D(2)
	7/1/02		F	4,701	D	$31.875	6,883	D(3)
	7/1/02		F	4,701	D	$31.875	6,883	D(4)

(1)  Deferred shares awarded as part of Long Term Incentive Plan. Award would have vested on July 1, 2003.

(2)  Restricted stock granted on July 2, 2001, which would have vested on July 1, 2003.

(3)  Restricted stock granted on June 30, 2002, which vested on July 1, 2002. The number in column 5 represents the number of shares remaining after giving effect to the withholding of 4,701 shares in satisfaction of tax liability.

(4)  Deferred shares awarded as part of Long Term Incentive Plan. Award vested on July 1, 2002. The number in column 5 represents the number of shares remaining after giving effect to the withholding of 4,701 shares in satisfaction of tax liability.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC 2270 (9-02)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I)(Instr. 4)	11. Nature of Indirect Beneficial Ownership(Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	BRIAN SILVA Brian Silva, as Attorney-in-Fact	February 13, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.
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